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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               West Coast Bancorp
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                  952143105000
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                                 (CUSIP Number)

                   Gerauld L. Hopkins       318 Brahms Circle
                   Wheaton, Illinois 60187    (630)588-1821
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 2, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 952143105000            13D                        PAGE 2  OF 5  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Gerauld L. Hopkins             ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
                    597,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    597,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     597,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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Item 1. Security and Issuer

        The class of securities to which this Statement relates is the common stock, no par value per share (the "Stock"), of West Coast Bancorp, Inc., a California corporation, ("WCBC") whose address is 535 East First Street, Tustin, California 92780.

Item 2. Identity and Background

        This Statement is being filed by Gerauld L. Hopkins, whose address is 318 Brahms Circle, Wheaton, Illinois 60187.

        The Investor, a Group comprised of Gerauld L. Hopkins and members of his family (collectively, "Investor"), is engaged in investment of their personal funds, and maintain an office for that purpose at 318 Brahms Circle, Wheaton, Illinois 60187.

        The name, business address, and principal occupations of the family Group is set forth below:

     (a) Name:        Gerauld L. Hopkins
                      Donna A. Hopkins (Spouse)
                      William A. Hopkins (Son)
                      William A. Hopkins, Jr., a minor (Grandson)
                      Julie E. Hopkins, a minor (Granddaughter)
                      Michael P. Hopkins, a minor (Grandson)
                      The Hopkins Family Charitable Trust

     (b) Business address:   318 Brahms Circle,
                             Wheaton, Il 60187

     (c) Occupations:        Personal Investments

        Neither Gerauld L. Hopkins nor, to his knowledge, any family member comprising the family Group, has, during the last 5 years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

        Neither Gerauld L. Hopkins nor, to his knowledge, any family member comprising the family Group, has, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of


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which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Gerauld L. Hopkins and all other members of the family Group are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        Funds for the purchase of all 97,000 Common shares of WCBC came from personal funds of the Investor and all purchases were made in the open market, with the purchase of 5,000 shares occurring on the Event date, and 92,000 shares at various dates prior to that date.

Item 4. Purpose of Transaction

        (a) It is possible that at a future date Investor might acquire additional shares of Stock, through open market or privately negotiated transactions. Any such future decision will be made by Investor in light of the then current financial condition and prospects of WCBC, the market price of the Stock, the financial condition of Investor and other relevant factors.

        (b) through (j) Investor has no plans to influence management or to seek a seat on the board of directors of WCBC at this time.

Item 5. Interest in Securities of the Issuer

        (a) Investor is the beneficial owner of 597,000 shares of Stock, of which 5,000 were purchased in the open market on the event date, with the balance of 592,000 purchased in the open market prior thereto. This represents 6.4% of WCBC's issued and outstanding stock.

        (b) Investor retains both voting and investment power.

        (c) To the best of Investor's knowledge, neither Investor nor any associate of Investor owns or has a right to acquire, directly or indirectly, any shares of Stock. Other than stated above, no transactions in the Stock were effected during the past 60 days by Investor or, to the best of Investor's knowledge, by any affiliated person of Investor.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the


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proceeds from the sale of, the securities.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Investor presently has no contract, arrangement, understanding or relationship with any person with respect to any securities of WCBC.

Item 7. Material to be Filed as Exhibits

        Not applicable.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2000                             /s/ Gerauld L. Hopkins
                                       -----------------------------------
                                                 Gerauld L. Hopkins